Apollo Asset Management, Inc.

9 West 57th Street, 43rd Floor

New York, New York 10019

July 20, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cara Lubit and Robert Klein
Division of Corporation Finance
Office of Finance

Re:	Apollo Asset Management, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed May 10, 2022
File No. 001-35107

Dear Ms. Lubit and Mr. Klein,

We hereby submit the following responses to the comments raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities Exchange Commission (the “SEC”) in the Staff’s letter to Apollo Asset Management, Inc. (the “Company” or “we”), dated July 13, 2022 (the “Comment Letter”), relating to the above referenced Form 10-Q for the Quarterly Period Ended March 31, 2022 filed on May 10, 2022.

To assist your review, we have reproduced in italics below the text of the Staff’s comments. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-Q, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-Q. We hereby submit the following responses to the Comment Letter:

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2022

Form 10-Q for the Quarterly Period Ended March 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

1.	Please revise your disclosures, in future filings, to describe the direct or indirect impact of Russia’s invasion of Ukraine on your business, any actions taken in response to those impacts, and any impact resulting from sanctions. Quantify any amounts of impact or potential exposure, where applicable.

The Company acknowledges the Staff’s comment and will include the applicable disclosures in future filings.

Results of Operations

Revenue, page 59

2.	We note that your revenue decreased by $1.0 billion compared to the prior year comparable period primarily due to a decrease in performance allocations as a result of equity market volatility in 2022. Please revise and expand your disclosures, in future filings, to provide a more fulsome discussion, including quantitative details of factors driving the changes in the results of operations. For example, identify the funds that were impacted, cross-reference to disclosure of fund performance tables, quantify amount of revenue impacted by fund and identify specific industry sectors impacted. In addition, include discussion of any potential industry sectors that may have performed positively, if applicable, offset against any industry sectors that may have been negatively impacted.

The Company acknowledges the Staff’s comment and will include the applicable disclosures in future filings.

***

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2022

Respectfully submitted,

/s/ Johannes Worsoe
Johannes Worsoe
Chief Financial Officer